CLIFFORD CHANCE US LLP

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www.cliffordchance.com

May 21, 2019

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Karen Rossotto, Senior Counsel, Division of Investment Management

                 Ms. Christina Fettig, Senior Staff Accountant, Division of Investment Management

Re:	Aetos Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-216923 and 811-21061),
Aetos Distressed Investment Strategies Fund, LLC (File Nos. 333-216924 and 811-21059)
and Aetos Long/Short Strategies Fund, LLC (File Nos. 333-216925 and 811-21058)

Dear Ms. Rossotto and Ms. Fettig:

On behalf of our clients, Aetos Multi-Strategy Arbitrage Fund, LLC, Aetos Distressed Investment Strategies Fund, LLC and Aetos Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), set forth below are the responses of the Funds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on April 17, 2019 and May 10, 2019 in connection with the post-effective amendments to the registration statements (each, a “Registration Statement,” and collectively, the “Registration Statements”) for each of the Funds, filed with the SEC on March 26, 2019 on Form N-2, and the financial statements therein, which were incorporated by reference from the certified shareholder reports for each of the Funds, filed with the SEC on April 5, 2019 on Form N-CSR (each, a “Certified Shareholder Report,” and collectively, the “Certified Shareholder Reports”). Below, we provide your comments and the Funds’ responses. To the extent edits to the Certified Shareholder Reports filed on April 5, 2019 or the Registration Statements filed on March 26, 2019 are necessary to respond to the comments, they will be reflected in future shareholder reports or a post-effective amendment to the Registration Statement for each of the Funds, which will be filed via EDGAR on or about May 21, 2019. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statements.

REGISTRATION STATEMENT

Comment 1.

In the section titled “Prospectus Summary—Investment Objectives and Principal Strategies” on page 2, please consider revising the language which says “high quality distressed investment strategies.” Distressed investments, by their nature, are not high quality investments and the language may therefore be misinterpreted.

Karen Rossotto

Christina Fettig

May 21, 2019

Response 1. The Fund supplementally informs the Staff that the term “high quality” is meant to modify the investment strategy and the processes and methodologies the Investment Manager utilizes in helping it determine the Portfolio Managers in which the Fund should invest, and therefore, the term is not inconsistent with a strategy of investing in distressed securities. As noted in the Aetos Distressed Investment Strategies Fund’s Registration Statement, the Portfolio Managers focus on purchasing distressed securities that they believe will provide attractive risk-adjusted rates of return, based upon an understanding of complex business and legal procedures associated with distressed investments and taking advantage of the market’s lack of understanding of a distressed investment’s intrinsic value and/or institutional investor limitations on investing in such securities. The Fund therefore believes describing these investments as “high quality” will not be misinterpreted by Fund investors.

Comment 2.	Please move the definition of “Portfolio Funds” to the first reference of such term.

Response 2. In response to the Staff’s comment, the requested change has been made to the Registration Statements.

Comment 3.

The investment strategy of the Aetos Distressed Investment Strategies Fund states that it will invest 80% of its net assets in Portfolio Funds or with Portfolio Managers that invest primarily in distressed securities. The disclosure further states that “Certain of the companies in whose securities the Portfolio Funds or Portfolio Accounts…may invest may be distressed securities.” This statement seems to be incongruous with the 80% policy of the Aetos Distressed Investment Strategies Fund because it states that the securities “may” be distressed securities. Please consider modifying and/or clarifying the language as necessary.

Response 3. In response to the Staff’s comment, the Funds have removed the statement noted by the Staff as being incongruous with the 80% policy of the Aetos Distressed Investment Strategies Fund.

Comment 4.

In the section titled “Prospectus Summary—Investment Objectives and Principal Strategies” on page 3, considering “short” is in the name of the Aetos Long/Short Strategies Fund, please define the term “short only strategies.”

Response 4. In response to the Staff’s comment, the requested change has been made to the Registration Statements.

Karen Rossotto

Christina Fettig

May 21, 2019

Comment 5.

With respect to the Aetos Long/Short Strategies Fund, please explain whether there is a difference between short only strategies and short sales of securities, and whether short only strategies entail short sales of securities. Please further clarify these concepts as necessary.

Response 5. In response to the Staff’s comment, the Funds have modified the Registration Statements to further clarify the differences between short only strategies and short sales of securities.

CERTIFIED SHAREHOLDER REPORT

Comment 6.	The Staff notes that each Fund repurchased interests during the period. Please ensure that each Fund is compliant with the disclosure requirements set out in Rule 6-03(i) of Regulation S-X.

Response 6. The Funds supplementally inform the Staff that they do not believe Rule 6-03(i) of Regulation S-X is applicable. The Funds are structured as limited liability companies that issue membership interests and do not unitize those interests in the form of shares or units, nor do the Funds issue bonds of any kind. Rather, the Funds maintain a separate capital account for each Member, which has an opening balance equal to the Member’s initial contribution to the capital of a particular Fund. Each Member’s capital account will be increased by the sum of the amount of cash and value of any securities constituting additional contributions by the Member to the capital of a particular Fund. Similarly, each Member’s capital account in a particular Fund will be reduced by the sum of the amount of any repurchase by a particular Fund of the Member’s Interest, or a portion thereof, plus the amount of any distributions to the Member which are not reinvested. Rule 6-03(i) of Regulation S-X requires a closed-end management investment company to disclose the number of shares, units or principal amount of bonds sold during the reporting period and the repurchase of the same during such period. In addition, if common shares are repurchased, the weighted average discount per share must be disclosed. As described above, since the Funds do not issue shares or units and have not issued any bonds, they cannot report the numbers of shares, units or bonds sold, or the number of shares, units or bonds repurchased, and, thus, a weighted average discount per share is also not reportable. In light of the foregoing, the Funds do not believe the requirements of Rule 6-03(i) are applicable. The Funds do, however, report both the aggregate proceeds from the sale of interests and the aggregate amount of interests repurchased in their Statements of Changes in Members’ Capital.

Comment 7.

The Staff notes that each Fund may have commitments or contingencies. Please include commitments and contingent liabilities as a line item in each Fund’s balance sheet pursuant to Rule 6-04(15) of Regulation S-X.

Karen Rossotto

Christina Fettig

May 21, 2019

Response 7. The Funds supplementally inform the Staff that during the reporting period there were no commitments and contingent liabilities. The Funds have not historically included a line item in their financial statements for items which do not have any balances and the Funds have, therefore, not included a line item for commitments and contingent liabilities in the Certified Shareholder Report for the fiscal year ended January 31, 2019. To the extent any Fund in the future has any commitments and contingent liabilities, the applicable Fund will include a line item in its Statement of Assets and Liabilities to reflect any such commitments and contingent liabilities.

Comment 8.	In future filings, please disclose the date as of which the information is provided in Item 8(a)(1) and 8(a)(3) of Form N-CSR.

Response 8. The Funds supplementally inform the Staff that they will disclose the date as of which the information is provided in Item 8(a)(1) and 8(a)(3) of Form N-CSR in future filings.

Comment 9.	Please ensure the disclosures in Item 8(a)(3) of Form N-CSR meet the specificity requirements.

Response 9. The Funds supplementally inform the Staff that they will undertake to ensure the disclosure in Item 8(a)(3) of Form N-CSR meets the specificity requirements in future filings.

*        *        *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3180. Thank you.

Best Regards,

/s/ Clifford R. Cone

Clifford R. Cone
Clifford Chance US LLP

cc:	Aetos Alternatives Management, LP
Harold Schaaff
Scott Sawyer
Reid Conway

Clifford Chance US LLP
Leonard B. Mackey, Jr.
Matthew Press